

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

July 19, 2021

Nathan D. Somogie, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

    Re: <u>Advanced Series Trust, et al.; File No. 812-15132</u>

Dear Mr. Somogie:

    By Form APP-WD filed with the Securities and Exchange Commission on July 15, 2021, you requested that the above-referenced application, most recently filed on June 9, 2021, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

    Sincerely,

/s/ Daniele Marchesani

Daniele Marchesani
Assistant Chief Counsel

cc: Paulita Pike, Esq.
     Gregory D. Sheehan, Esq.
     Ropes & Gray LLP